November 17, 2008

VIA EDGAR AND BY HAND

Mr. Michael McTiernan

Mr. Phil Rothenberg

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ProShares Trust II (formerly Commodities & Currencies Trust)

Pre-Effective Amendment No. 5 to Registration Statement on Form S-1

Reg. No. 333-146801

Dear Mr. McTiernan:

On behalf of our client, ProShares Trust II (formerly Commodities & Currencies Trust, the “Registrant”), a Delaware statutory trust, set forth below are the responses of the Registrant to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), received by letter dated October 28, 2008, with respect to Pre-Effective Amendment No. 4 to the Registration Statement (the “Registration Statement”) on Form S-1 (Reg. No. 333-146801) filed by the Registrant on October 21, 2008.

We have enclosed with this letter both a clean and a marked copy of Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which was filed today by the Registrant via EDGAR, reflecting all changes to the Registration Statement. The responses to the Staff’s comments are set out in the order in which the comments were provided. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 5.

Cover page of Prospectus

1.	Please disclose on the cover page the initial price of $25 per share. Please see Regulation S-K, Item 501(b)(3). Additionally, please disclose on the cover page the offering price Authorized Participants will pay following the initial purchase of the creation units by the initial Authorized Participant. Finally, please also include disclosure of the offering price to Authorized Participants at a later time in the Plan of Distribution section.

In response to this comment, we have modified the cover page and the Plan of Distribution section to make clear that the initial Authorized Participant will pay a price of $25 per share with respect to the initial Creation Units and that, thereafter, Creation Units of shares will be offered to Authorized

Participants at each Fund’s respective net asset value per Share. Disclosure also makes clear that shares may be offered by Authorized Participants to the public at market prices that will vary depending on factors including the trading price of the Shares, the net asset value and supply and demand.

Creation and Redemption of Shares, page 53

2.	We note that you are not currently registering two of your agricultural funds and that you will not currently offer common units of beneficial interests in such funds. Please update your financial statements in an amended filing to reflect this change of event.

In response to this comment, pursuant to a discussion with Mr. Howard Efron on October 29, 2008, we have revised the footnote 1 in the Notes to Statement of Financial Condition, to make clear that interests in ProShares Ultra DJ-AIG Agriculture and ProShares UltraShort DJ-AIG Agriculture are not being offered.

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We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Anthony A. Lopez III, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375) and to Barry I. Pershkow, Esq. c/o ProShare Capital Management LLC, 7501 Wisconsin Avenue, Suite 1000 – East Tower, Bethesda, MD 20814 (fax: 240-497-6530).

Very truly yours,

/s/ Anthony A. Lopez III
Anthony A. Lopez III

Enclosures